Exhibit 16.1

July 27, 2022

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549 Commissioners:

We have read the statements made by OPAL Fuels Inc. (formerly ArcLight Clean Transition Corp. II), under Item 4.01 of its Form 8-K filed July 27, 2022. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on July 27, 2022, effective following completion of the review of the Company’s unaudited financial statements as of and for the three and six months ended June 30, 2022 and related notes. We are not in a position to agree or disagree with other statements of OPAL Fuels Inc. (formerly ArcLight Clean Transition Corp. II) contained therein.

Very truly yours,

Marcum LLP